ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

March 4, 2024

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 6 to Registration Statement on Form S-4 Filed January 16, 2024 File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 7 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated January 30, 2024 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 6 to Registration Statement on Form S-4 filed January 16, 2024

Impact of the Business Combination and Convertible Securities on New Profusa’s Public Float, page 7

1.
We note your disclosures in this tabular presentation and elsewhere in the filing that the shares to be issued under the Convertible Bridge Loan and NorthView Working Capital loans will be converted at prices substantially below the redemption price. We also note your disclosure on page 160 that New Profusa is seeking to issue and sell 500,000 shares of New Profusa Common Stock in exchange for $2.0 million in proceeds, which implies a per share price of $4.00. Please more fully address these transactions, including under risk factors, since the conversion rates and PIPE pricing seem to indicate the redemption price exceeds the fair value of the shares being issued. In addition, reconcile your disclosure regarding your PIPE on page 160 to your disclosure on page xviii that “NorthView expects that there will be no material differences between the terms and price of securities issued at the time of the IPO and the securities issued to any PIPE investors at the time of the Business Combination.”

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 85.

Jack Stover NorthView Acquisition Corporation March 4, 2024 Page 2
We further advise the Staff that the previously contemplated “PIPE” transaction is not expected to be consummated. The Company has included disclosure regarding a new proposed transactions with Vellar Opportunities Fund Master, Ltd. and potential other investors, as further described in the Amendment.

Revenue Assumptions, page 132

2.	We note your response to prior comments 3 and 4. Please expand your disclosure to discuss your calculation of the potential rates for your Lumee Glucose and Lumee Oxygen products, including any relevant assumptions underlying such calculations. Please also revise footnote 11 on page 133 to provide an updated website address relating to your expected growth rate for Lumee Glucose for 2025.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 131 accordingly.

Description of the Transactions, page 159

3.
We note your revised disclosure in response to prior comment 6 that several draft term sheets for a possible ELOC and Convertible Note with Arena were exchanged and discussed between August 15, 2023 and September 11, 2023. Please expand your disclosure relating to the evolution of the proposed financing arrangement, including whether any changes were made to material terms of the proposed financing, the reasons for such terms, each party’s position on such issues, the proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms and conditions.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 159 through 161. We further advise the Staff that discussions regarding the previously contemplated “PIPE” transaction have terminated and the Company has been revised such disclosure to include the proposed transactions with Vellar Opportunities Fund Master, Ltd. and other investors, as further described in the Amendment, pursuant to the binding term sheet included as Exhibit 10.9.

Unaudited Pro Forma Condensed Combined Financial Information, page 159

4.
On page 162 as part of the pro forma financial information, you discuss a $2.0 million loan agreement with Arena. In other disclosures, including on pages xvii and 120, the disclosures related to Arena refer to different amounts, specifically a $3.3 million drawdown at close. Please summarize the terms of the financing arrangements with Arena in your pro forma financial information, how you determined the amounts that should be reflected related to these arrangements in your pro forma financial information, and your basis for reflecting the Arena transactions in your pro forma financial information if the arrangements have not yet been finalized.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 159 through 161. We further advise the Staff that discussions regarding the previously contemplated “PIPE” transaction have terminated and the Company has been revised such disclosure to include the proposed transactions with Vellar Opportunities Fund Master, Ltd. and other investors, as further described in the Amendment, pursuant to the binding term sheet included as Exhibit 10.9.

5.	We note your response to prior comment 9 and have the following comments:

•
Article 11 of Regulation S-X has been revised to eliminate the requirement that pro forma adjustments to the statement of operations have a continuing impact on consolidated results of operations and adjustments for non-recurring items are now required in the pro forma consolidated statement of operations if they represent transaction adjustments related to the merger. Accordingly, we reissue our prior comment; and

•	Specifically address how you are accounting for the Inducement Shares issued in connection with the Senior Convertible Promissory Notes and the Working Capital loan.

Jack Stover NorthView Acquisition Corporation March 4, 2024 Page 3
Response: The Company respectfully advises the Staff that, as discussions with Arena have terminated and the previously contemplated Arena transactions are no longer expected to be consummated, the Company has revised the pro forma adjustments. The Company further advises the Staff that the Company’s $1.5 million working capital loan bears no interest, and thus has not been added to the proforma income statement.  Tickmark (FF) in the proforma income statement has now been updated to present the 12% interest which accrues on the Profusa $1.5 million convertible note.

The Company further advises that all shares have been accounted for as newly issued shares in the pro forma common stock reconciliation.  Since the Company’s prior S-4/A filing, the Company has determined that inducement shares are unlikely to be issued for the Senior Convertible Promissory Notes or the NorthView Working Capital Loan. As such, the inducement shares have been removed from the proforma presentation.

6.
We note your response to prior comment 6. With reference to the specific terms of the JV agreement, the license agreement and the authoritative literature you are relying on, please more fully explain why you believe the $6 million represents consideration for the sale of a 60% interest in the JV rather than revenue recognized pursuant to ASC 606.

Response:

Disclaimer as to the preliminary nature of the JV and License Agreements

Management respectfully advises the Staff that, although the closing of the business combination with Profusa is contingent upon consummation of the transactions contemplated by the “JV agreement” and related license agreement (i.e., requiring pro forma presentation pursuant to Article 11), the JV agreement, license agreement and any other related agreements have not been executed and are still preliminary. As a result, management’s judgments regarding the accounting treatment for the JV and related agreements are also preliminary. However, on a preliminary basis pro forma basis, management presented the assumption that the combined company and Tasly have contracted, through the “JV” arrangement, to develop the Licensed Products in a manner that will allow the parties to such contract to share the related risks and benefits (i.e., they are developing an asset in a collaborative arrangement) rather than on an equal basis as would be contemplated by a true joint venture as defined in ASU 2023-05.

Description of the terms of the JV and License Agreements

Under the terms of the Binding Term Sheet for APAC Joint Venture, as amended (“APAC JV” or “JV”) it is intended that Profusa (and therefore the combined company) will set up a wholly-owned subsidiary in Singapore (the “JV”) to develop and commercialize the Lumee Glucose and Lumee Oxygen medical device products (the “Licensed Products”) previously under development by the Company. The Company will then grant the JV, in the form of a capital contribution from the Company, a License to the Licensed Products. Subsequent to the contribution of the License to the JV, it is intended that Tasly will acquire 60% of the issued share capital of the JV from the Company.

It is intended by the parties that the License granted to the JV will be in the form of an irrevocable, exclusive, perpetual, sub-licensable and assignable license in Asia Pacific regarding (i) the rights to use, implement, develop and improve the Licensed IP; (ii) the rights to develop, manufacture, register (as the market authorization holder), distribute, sell, and promote the Licensed Products. The Company will enter into a Licensing Agreement (“LA”) with the JV that may only be terminated at the sole discretion of the JV.

Conditional upon the valuation of the License being no less than $10 million, Tasly agrees to purchase ordinary shares representing 60% of the total issued share capital of the JV for a purchase price equal to $6 million. As consideration for the contributed License, it is contemplated that the Company will then be entitled to License fees from the JV in the form of a 5% royalty on Net Sales of the Licensed Products or 30% of proceeds received by the JV from sub-licensing arrangements should the JV successfully commercialize the Licensed Products in Asia Pacific.

Under the terms of the License Agreement the JV intends to obtain an exclusive license from the Company to any and all Intellectual Property Rights used by or related to the Licensed Products (the “Licensed IP”) and to all related Licensed Patents, Licensed Know-How and Licensed Software (the “Licensed Technology”). The License granted to the JV is to be granted in the form of an irrevocable, exclusive, perpetual, royalty bearing, sublicensable and fully transferable license to (i) use, implement, develop and improve the Licensed Technology and (ii) Develop, Manufacture and Commercialize the Licensed Products solely within the Licensed Territory (the “License”).

Jack Stover NorthView Acquisition Corporation March 4, 2024 Page 4
Within ten days of executing the Shareholders Agreement between Tasly, Profusa and the JV, whereby Tasly acquires 60% of the issued share capital of the JV, the Parties shall establish a joint steering committee (the “JSC”) for the overall coordination of all major activities associated with the Development and Manufacturing of the Licensed Products under the License Agreement and to facilitate communications between the parties.

The JSC shall be comprised of an equal number of representatives from each Party with each Party’s representatives having sufficient seniority to make decisions arising within the scope of the JSC’s responsibilities. The JSC is only intended to be an advisory and communication body between the parties and will not have the authority to override the decision-making authority arising from the JV Agreement or the License Agreement. As described above, the Company is expected to receive royalties on Net Sales of the JV and a percentage of sublicensing proceeds received by the JV as compensation for the License contributed to the JV.

Discussion of Preliminary Accounting analysis and judgments

In arriving at the preliminary conclusion that the $6 million, to be paid by Tasly in return for 60% of the issued share capital of the JV, represents consideration for an equity interest in the JV entity, and not revenue to be recognized from a customer contract pursuant to ASC 606, management has considered the following authoritative literature:

A fundamental requirement for revenue recognition under ASC 606 is that an entity have an enforceable contract with a “customer”. The Standard defines “customer” as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”.

Under the terms of the preliminary agreements, Tasly, the only third-party to the JV transaction, will enter into a contract to obtain a 60% equity interest in the JV entity and will not enter into an agreement to directly obtain goods or services that are the output of the Company’s ordinary activities. The $6 million of consideration to be received from Tasly, takes into account not only the value of the license but also the JV entity’s other assets and liabilities and future earning potential.

Also, pursuant to ASC 606-10-25-23 an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or services (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

The Standard further explains, “Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by:

a. Using the asset to produce goods or provide services (including public services)
b. Using the asset to enhance the value of other assets
c. Using the asset to settle liabilities or reduce expenses
d. Selling or exchanging the asset
e. Pledging the asset to secure a loan
f. Holding the asset.

Management believes “control” of an asset, as contemplated in ASC 606, is not obtained by Tasly through the Company’s contribution of the License to the JV and then Tasly’s subsequent acquisition of a controlling financial interest in the JV. This is because the Company, through its 40% equity interest in the JV and substantial future economic interests applicable to the License (via license fees in the form of royalties on future Net Sales and a significant percentage of the JV’s sublicensing income) represents a significant retained interest in the benefits and associated cash flows of the assets transferred to the JV. Because Tasly cannot prevent the Company from obtaining benefits from the assets, the Company does not believe control of the License or asset(s) will be transferred in a manner consistent with what is required to recognize revenue under ASC 606.

Jack Stover NorthView Acquisition Corporation March 4, 2024 Page 5
Further, upon formation of the JV and the contribution of the License to the JV entity, the JV entity and related License will be initially 100% owned by the Company. The contract or transaction with Tasly, subsequent to the Company’s contribution to the JV, will be in the form of a partial sale of the JV’s ordinary or voting equity and not the sale or transfer of the Company’s products or services. Management believes that transactions of this nature represent “equity” transactions governed by and accounted for pursuant to ASC 810, Consolidation and/or ASC 323, Investments-Equity Method and Joint Ventures and not revenue transactions pursuant to ASC 606.

In this regard, under the guidance in ASC 810, the Company first intends to determine if the JV entity represents a variable interest entity (VIE) and, if so, whether or not the Company is the primary beneficiary (PB) of the JV. If management determines the Company is the PB of the VIE, the Company will be required to consolidate the JV pursuant to the guidelines in ASC 810. If the Company is not determined to be the PB, management expects it will be required to recognize and account for the Company’s 40% interest in the JV pursuant to the guidance in ASC 323 (i.e., as an equity method investment).

Management has presently assumed, based on its current knowledge of the preliminary JV and License agreements, that the Company will not be the PB of the JV (assuming the JV meets the criteria of a VIE) and that the JV will therefore be accounted for as an equity method investment on the Company’s balance sheet following the closing of the transaction. In other words, the Company anticipates that it will be required to “deconsolidate” the JV entity that was required to be consolidated immediately prior to the JV and License agreements as a result of its 100% interest and then remeasure its 40% equity method investment in the JV entity (at fair value) pursuant to the guidance in ASC 323. As a result of this remeasurement to FV, management anticipates a gain will be recognized in the amount by which the consideration received exceeds the Company’s carrying value of the net assets contributed to the JV which was previously $0 due to related research and development expenses being expensed as incurred prior to completion of the JV and License agreements.

The several paragraphs above summarize the terms of the JV and License agreements, in their preliminary form, and the basis for management’s preliminary expectations that a gain will be recorded pursuant to the guidance applicable to accounting for a change in equity interest (under ASC 810 and ASC 323), rather than revenue under the guidance in ASC 606.

Results of Operations

Comparison of the Nine months Ended September 30, 2023 to the Nine months Ended September 30, 2022
Government grant revenue, page 248

7.
We note your disclosure that government grant revenue increased from $0 to $0.03 as a result of the Company “beginning work on a subcontract to evaluate a continuous wireless biosensing technology, the Lumee Oxygen product, to provide clinical data in a sepsis clinical study.” In an appropriate place in your filing, please describe the material terms of this subcontract, and file any related agreement(s) as an exhibit to your registration statement, if material to your business.

Response: The Company advises the Staff that Profusa’s revenue increased from $0 to $0.04 million from December 31, 2022 to December 31, 2023 (increase was from $0 to $0.03 million during the nine-month ended period previously presented). We have disclosed details in Profusa’s Management’s Discussion and Analysis section of the Amendment that this government grant revenue consists of amounts the Company earns under grants from two government agencies: NIH and DARPA. The Company respectfully refers the Staff to the “Government Grant Revenue” section in Note 2 of the notes to Profusa’s audited financial statements included in the Amendment for all terms that have been deemed to be material of the subcontract. The Company has also added detail to Profusa’s Management’s Discussion & Analysis under Results of Operations to discuss the material terms such as contract date, the parties involved, Profusa’s activities in the program, and total subcontract amount, along with the approved billing rates relating to this increase in revenue year-over-year.  We additionally refer the SEC Staff to Note 2 to the consolidated financial statements for the Company’s disclosures on critical accounting policies, including Government Grant Revenue. Profusa’s management does not consider this revenue reimbursement subcontract material to the business, and as such, has not included this agreement as an exhibit.

Jack Stover NorthView Acquisition Corporation March 4, 2024 Page 6
Liquidity and Capital Resources, page 250

8.
We note your response to prior comment 11 that Profusa entered into a Note Purchase Agreement on November 29, 2023 that provides for the issuance of up to $3 million of senior secured promissory notes of Profusa and that a total principal amount of notes of $1.2 million has been issued under the Note Purchase Agreement to date. Please revise to clearly state this in your disclosure.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 163 and 251.

Certain Relationships and Related Person Transactions, page 259

9.
We note your revised disclosure in response to prior comment 12 relating to the amendment to the binding term sheet for the APAC Joint Venture, which we reissue in part. Please revise to clearly specify material terms of the amended term sheet, including the termination provision.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 251 and 252.

10.
We acknowledge your revised disclosure in response to prior comment 13, which we reissue in part. While we note your disclosure on page 245 and elsewhere that the original maturity date of the loan was extended to March 31, 2024, we also refer to your disclosure on page F-55 that the maturity date was extended to March 31, 2023. Please revise to address this inconsistency. Please also file the loan agreement as an exhibit to the prospectus or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page F-39.

Management of New Profusa after the Business Combination, page 274

11.
We note your revised disclosure in response to prior comment 14. Please revise to include disclosure describing Ben C. Hwang’s and Rajesh Asorpota’s business experience during the past five years and briefly discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that the person should serve as your director. With respect to the other individuals listed in this section, please provide substantially similar disclosure to that requested above, or provide a cross-reference to this disclosure elsewhere in the filing.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 273.

Exhibits

12.	We note your exhibit 10.8. Please refile your exhibit to ensure it is in the proper text- searchable format. See Item 301 of Regulation S-T.

Response: We acknowledge the Staff’s comment and have included a text-searchable format of the file as Exhibit 10.8 to the Amendment.

Jack Stover NorthView Acquisition Corporation March 4, 2024 Page 6
General

13.	Please address the following issues related to your investor presentation filed January 29, 2024:

•
We note that slide 10 of your investor presentation filed January 29, 2024, addressing the “large unmet need,” includes estimates for certain patient populations in the Oxygen Market that do not appear to be consistent with the total addressable patient population numbers in your table on page 134 of your filing. Please tell us the reason for this inconsistency, or revise for consistency.

•
We note slide 17 discussing “Use of Proceeds,” and slide 19 discussing your transaction overview, including illustrative sources and uses. We also note your disclosure in your registration statement that “For more information regarding the sources and uses of the funds utilized to consummate the Transactions, please see the section entitled ‘Proposal 1—The Business Combination Proposal—The Merger Agreement—Merger Consideration'.” However, the disclosures in your slides do not appear to be included in your registration statement. Please provide corresponding disclosure in your registration statement or explain why you have omitted this information from your registration statement.

Response: We acknowledge the Staff’s comment regarding the investor presentation filed on January 29, 2024 and have filed an updated investor presentation as a Form 425 on March 4, 2024 to correct a typographical error contained in the prior presentation. The correct patient population presented on slide 10 should have been 33 million patients rather than 3 million patients.

Further, we acknowledge the Staff’s comment and have revised the disclosure on page 144 to include disclosure regarding the “Use of Proceeds” included in the previously referenced investor presentation.

14.
We note your disclosure that “[a]s of September 30, 2023, substantially all of the assets held in the Trust Account were held in mutual funds that invest in U.S Treasury Securities.” Given that the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 70.

Jack Stover NorthView Acquisition Corporation March 4, 2024 Page 8
* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover